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                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                                SUBJECT COMPANY: METROCALL, INC.
                                                   COMMISSION FILE NO: 000-21924


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE:
Tuesday, September 19, 2000

           Metrocall Media Contact:                 Metrocall Analyst Contact:
           Michael T. Scanlon, Jr.                  Paul J. Liberty
           Senior Vice President                    Vice President
           Marketing & Communications               Investor Relations
           (703) 660-6677x6500                      (703) 660-6677x6260
           scanlonm@metrocall.com                   paul.liberty@metrocall.com


    METROCALL SUBMITS FULLY FUNDED PROPOSED TERMS FOR ACQUISITION OF PAGENET

     STRATEGIC PARTNERS STRENGTHEN METROCALL'S PLAN WITH $337.5M IN BINDING
                             FINANCIAL COMMITMENTS


           ALEXANDRIA, VA., September 19, 2000 - Metrocall Inc. (Nasdaq: MCLL), announced today that it has received a total of $337.5 million of binding financial commitments in connection with its request to the Bankruptcy Court for permission to submit a competing plan proposal to acquire Paging Network, Inc. The total figure of $337.5 million includes $105 million in new common equity, $57.5 million in new senior unsecured notes with warrants, and $175 million in connection with the sale of certain SMR licenses to Nextel Communications, Inc. (Nasdaq:NXTL). In addition, Metrocall has obtained commitments from certain members of its existing senior secured bank group and others to refinance Metrocall's existing bank facility as part of a new credit facility that


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would consolidate Metrocall's and PageNet's bank facilities and provide liquidity for the combined entity.

           Nextel Communications, Inc., a leader in digital wireless communications, will become a major new equity investor in Metrocall as part of the plan. Current Metrocall investors, Aether Systems, Inc. (Nasdaq: AETH), a leading applications service provider (ASP), and PSINet Inc. (Nasdaq:PSIX), the global Internet supercarrier, have committed to increase their existing equity positions in Metrocall. SunAmerica, John Hancock, Canyon Partners and others will purchase the new senior unsecured notes. The financing commitments are contingent on confirmation by the Bankruptcy Court of the Metrocall plan, execution of definitive documentation, receipt of regulatory approvals and other customary closing conditions.

           Under Metrocall's plan proposal, PageNet's bondholders would receive $100 million in cash, 106.8 million shares of Metrocall common stock and 81% of the equity of Vast Solutions, Inc.; PageNet's secured creditors would receive $75 million in cash and new secured notes as part of a consolidated bank facility for $671.5 million, together with the proceeds from the disposition of the capital stock of PageNet's Canadian subsidiary.

           The other key elements of Metrocall's plan are as follows:

           - Payment in full in cash, including post-petition interest through the plan's "effective date", of allowed general unsecured claims against the debtor operating subsidiaries of PageNet;

           - Consolidation on the plan's "effective date" of the reorganized PageNet U.S. operating subsidiaries into reorganized PageNet, followed by the parent-to-parent merger of reorganized PageNet with and into Metrocall;

           - Funding by Metrocall of a working capital facility for Vast Solutions, Inc; and

           - Creation for the benefit of PageNet's shareholders and PageNet's banks of a Liquidating Trust that shall have, on the plan's "effective date," assets consisting of equity interests in all of PageNet's non-U.S. subsidiaries or


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                      non-U.S. affiliates, including any and all proceeds
                      arising from or generated by the post-effective date sale of such assets by a trustee to be appointed by Metrocall.

           "Our proposal brings together a Who's Who of the telecommunications industry and offers superior value to PageNet's stakeholders," said William L. Collins, III, Chairman, President and CEO of Metrocall. "In addition to the significant amount of cash that we have raised from Metrocall's strategic and financial partners and which will be made available to the PageNet creditors, we believe that we are better positioned to realize substantial operating synergies and to maximize shareholder value from a combined company. We urge the creditors' and their representatives and advisors to support this formidable financial and operating plan," Collins added.

           Metrocall's motion also contends that PageNet's plan is unconfirmable as a matter of bankruptcy law and that any attempt by PageNet to correct such legal infirmities will likely cause significant delay. The material confirmation infirmities include, among others:

           - PageNet's recent plan amendments requiring post-effective date asset sales violate the Federal Communications Act and Section 1129(a)(3) of the Bankruptcy Code.

           - PageNet's Amended Plan violates Section 1129(a)(1) of the Bankruptcy Code because it (a) improperly classifies general unsecured creditors, (b) improperly effects a substantive consolidation, (c) improperly designates and treats certain general unsecured creditors and (d) improperly grants PageNet insiders and others a release.

           - PageNet's Amended Plan is not feasible under Section 1129(a)(11) of the Bankruptcy Code because (i) one-year pro forma financial projections are insufficient to demonstrate financial stability of reorganized Arch/PageNet given, among other things, the lack of assurance that the $110 million required prepayment to the Arch banks can be made and (ii) separate pro forma projections are not provided for each debtor.


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           -          PageNet's Amended Plan does not comply with the "Best
                      Interest of Creditors Test" of Section 1129(a)(7) of the Bankruptcy Code because it fails to provide PageNet's creditors and shareholders with a separate liquidation analysis for each debtor.

           Metrocall, Inc., headquartered in Alexandria, Virginia, is one of the largest wireless data and messaging companies in the United States providing both products and services to more than six million business and individual subscribers. The Company offers two-way interactive messaging, wireless e-mail and Internet connectivity, cellular and digital PCS phones, as well as one-way messaging services. Metrocall owns and operates on many nationwide, regional and local networks, including a new Two-Way Interactive Network (TWIN), and can supply a wide variety of customizable Internet-based information content services. Also, Metrocall offers totally integrated resource management systems and communications solutions for business and campus environments. Metrocall's wireless networks operate in the top 1,000 markets all across the nation and the Company has offices and retail locations in more than forty states. Metrocall is the largest equity-owner of Inciscent, an independent business-to-business enterprise, that is a national full-service "wired-to-wireless" Application Service Provider (ASP). For more information on Metrocall please visit our Web site and On-line store at WWW.METROCALL.COM or AOL Keyword: Metrocall.


           SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

           The statements set forth above that are not historical facts, such as those concerning Metrocall's proposal to acquire PageNet, are forward-looking statements that are subject to risks and uncertainties. A number of risks and uncertainties could cause actual results, events or developments to differ from expectations. Among the factors that could cause actual results to differ are 1) Metrocall's ability to consummate the proposed debt and equity financing and satisfy the conditions thereto; 2) changes in trading prices of Metrocall securities; 3) changes in the terms of or other factors relating to competing proposals for PageNet; 4) the response of the PageNet Board and the PageNet creditors, and 5) actions of the bankruptcy court. You should refer to our Annual Report on Form 10-K for a complete discussion of factors that could cause Metrocall's actual results to differ materially from those projected in forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-


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looking statements, which statements are made pursuant to the Private Securities
Litigation Reform Act of 1995 and, as such, speak only as of the date made.

           ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.